10026655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30302

RECD S.E.C.
MAR 1 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYCAMORE FINANCIAL GROUP, ~~INC~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 ROCKFORD LANE
(No. and Street)

KOKOMO, IN 46902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG SMITH - 765-455-1554
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CRAIG SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYCAMORE FINANCIAL GROUP, INC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Notary Public

ANITA L. FAULKNER
Howard County
My Commission Expires
February 28, 2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYCAMORE FINANICAL GROUP, INC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
1901 Kossuth Street | Lafayette, IN 47905 | 765 588 4335
ed@edwardoppermancpa.com | www.edwardoppermancpa.com

SYCAMORE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditor's Report

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
Kokomo, Indiana

We have audited the accompanying balance sheet of Sycamore Financial Group, Inc., as of December 31, 2009, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2009. Sycamore Financial Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Financial Group, Inc., as of December 31, 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sycamore Financial Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2010 expressed an unqualified opinion.

Lafayette, Indiana
February 19, 2010

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 62,089	$ 49,475
Investment Securities	368,877	310,862
Deposits with Clearing Organizations and Correspondent Brokers	17,498	17,470
Receivable from Brokers and Dealers	-	-
Office Furniture, Fixtures and Equipment	151,410	130,268
less Accumulated Depreciaiton	(108,016)	(118,564)
Deferred Income Tax Benefit	7,222	21,869
Prepaid Federal and State Income Tax	5,381	6,958
TOTAL ASSETS	$ 504,461	$ 418,338

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
LIABILITIES		
Payable to Brokers and Dealers	$ -	$ -
Accounts Payable	18,236	12,072
Accrued Expenses	2,846	-
Other Liabilities	-	-
TOTAL LIABILITIES	21,082	12,072
STOCKHOLDERS' EQUITY		
Common Stock (Authorized 10,000 shares, issued and outstanding: 4,392 in 2009 and 2008)	$ 43,897	$ 43,897
Additional Paid In Capital	27,300	27,300
Treasury Stock (790 shares purchased)	(22,257)	(22,257)
Retained Earnings	434,439	357,326
TOTAL STOCKHOLDERS' EQUITY	483,379	406,266
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 504,461	$ 418,338

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Rental Income	$ 19,806	$ 24,559
Commissions, marks and fees	1,524,244	1,935,407
Investment Income (Loss)	67,929	(163,129)
TOTAL REVENUE	1,611,979	1,796,837
EXPENSES		
Employee compensation and benefits	242,940	233,109
Commissions	989,655	1,452,502
Rent - Occupancy	77,000	74,640
Telephone and Postage	12,598	15,977
Depreciaiton and amortization	11,770	8,450
Promotional expense	18,747	17,344
Property Taxes	10,642	10,100
Other operating expenses	153,367	127,428
TOTAL EXPENSES	1,516,719	1,939,550
Income (Loss) Before Income Tax	95,260	(142,713)
Income Tax Benefits (Expense)	(18,147)	36,409
Net Income Before Equity in Income of Investee	77,113	(106,304)
Equity in Income of Investee	-	-
Net Income (Loss)	77,113	(106,304)
Earning (Loss) per share of common stock	$ 17.56	$ (24.20)

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 43,897	$ (22,257)	$ 27,300	$ 463,630	$ 512,570
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	-	-	-
Net Income	-	-	-	(106,304)	(106,304)
Balance at December 31, 2008	**$ 43,897**	**$(22,257)**	**$ 27,300**	**$ 357,326**	**$ 406,266**
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	-	-	-
Net Income	-	-	-	77,113	77,113
Balance at December 31, 2009	**$ 43,897**	**$(22,257)**	**$ 27,300**	**$ 434,439**	**$ 483,379**

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	77,113	$	(106,304)
Adjustments to reconcile (Decrease) in net assets to net cash provided by (used in) operations:				
Depreciation		11,770		8,450
Unrealized (gain) loss in investment securities		(58,649)		179,294
(Increase) decrease in operating assets:				
Broker Deposits		(28)		(287)
Other Assets		14,647		(21,869)
Prepaid Taxes		1,577		(6,958)
Increase (decrease) in operating liabilities:				
Accounts payable		6,164		-
Accrued expenses		2,846		(29,149)
Net Cash Provided by (Used in) Operating Activities		55,440		23,177
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets		(43,460)		-
Investment securities purchased		-		(7,695)
Investment securities sold		634		18,377
Net Cash Provided by (Used in) Investing Activities		(42,826)		10,682
CASH FLOWS FROM FINANCING ACTIVITIES				
Note Receivable - related party		-		-
Stock issue / (Purchase of Treasury Stock)		-		-
Net Cash Provided by (Used in) Financing Activities		-		-
Net increase (decrease) in cash		12,614		33,859
Cash - beginning of year		49,475		15,616
Cash - end of year	$	62,089	$	49,475
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES				
Cash Paid During the Year for: Interest	$	416	$	39
Cash Paid During the Year for: Taxes	$	3,500	$	16,580

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2009 AND 2008

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Sycamore Financial Group, Inc. (the Firm) was formed in 1983 as a corporation in the state of Indiana, located in Kokomo, Indiana. The Firm is a securities brokerage firm. Currently the Firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The Firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. The Firm maintains no physical securities, client cash or margin accounts.

   The Firm has a branch office in Anderson, Indiana which runs all its transactions through the Kokomo office. The Kokomo office pays the branch commissions earned once each month. The Firm provides overhead contributions to the Anderson branch.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2009 and 2008.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

e. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $11,770 and $8,450 for the years ended December 31, 2009 and 2008. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2009 and 2008, advertising costs totaled $4,286 and $6,142.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2009 and 2008, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers at the Anderson Branch and registered representatives at the Kokomo office. At December 31, 2009 and 2008 there were no receivables or payables to accrue.

NOTE 4: INCOME TAX EXPENSE

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

	2009	2008
Currently payable	$ 5,594	$ 6,242
Deferred taxes / (credit) due to timing differences	12,553	(42,651)
	$ 18,147	$ (36,409)

The principal sources of timing differences are accounting methods used to value investments at market for book purposes and at cost for income tax purposes.

NOTE 5: LEASES

The Firm leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Firm under an operating lease which expires on January 1, 2009. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewals rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000 in rent for the year ended December 31, 2009 and 2008.

The Firm subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately. The Firm received rental income from the sub-lease of $19,806 and $24,559 for the year ended December 31, 2009 and 2008.

The Firm leases office space located at 800 Main Street in Anderson, Indiana. The rental rate per square foot of space is at market value for the geographic area. The Firm paid $8,640 in rent for the year ended December 31, 2009 and 2008.

NOTE 6: SELF-INSURED

During 2003 the Firm made the decision to self-ensure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 7: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

Lafayette, IN 47905

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lafayette, Indiana
February 19, 2010

SYCAMORE FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009
Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 483,379
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 483,379
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities		483,379
6. Deductions and/or charges:		
a. Total nonallowable assets from Statement of Financial Condition	$ 48,876	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges	-	(48,876)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		434,503
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
a. Contractual securities commitments	-	
b. Subordinated securities borrowings	-	
c. Trading and investments securities	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	61,989	
d. Undue Concentrations	-	
e. Other	-	(61,989)
10. Net Capital		$ 372,514

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$ 1,406
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A		50,000
13. Net capital requirement (greater of line 11 or 12)		50,000
14. Excess net capital (line 10 less 13)		322,514
15. Excess net capital at 1,000% (line 10 less 10% of line 18)		$ 353,541
16. Total liabilities from Statement of Financial Condition		$ 21,082
17. Add:		
a. Drafts for immediate credit	-	
b. Market value of securities borrowed for which no equivalent value is paid or credited	-	
c. Other unrecorded amounts (List)	-	-
18. Total aggregate indebtedness		$ 21,082
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)		5.66%

The accompanying notes are an integral part of the financial statements.

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
[illegible] Street | Lafayette, IN 47905 | [illegible]
[illegible] | [illegible]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

We have audited Sycamore Financial Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sycamore Financial Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sycamore Financial Group, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(CONTINUED)

(CONTINUED)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Sycamore Financial Group, Inc., and our report dated February 19, 2010 expressed an unqualified opinion.

Lafayette, Indiana
February 19, 2010